Exhibit 99.122

The amended and restated term sheet dated February 2, 2021, which is included as a schedule in this amended and restated bought deal engagement agreement, has been amended on February 9, 2021, to correct the heading which incorrectly stated “$15,000,000 Bought Deal Offering of Units” instead of “Approximately $20,000,000 Bought Deal Offering of Units”. This amended and restated bought deal engagement agreement replaces and supersedes the amended and restated bought deal engagement agreement filed on February 5, 2021.

Private & Confidential

February 2, 2021

High Tide Inc.

Unit #112, 11127 15th Street NE

Calgary, Alberta

K7R 3L2

Attention: Raj Grover, Chief Executive Officer

Re: Amended and Restated Bought Deal Offering of Units

ATB Capital Markets Inc. (“ATB”) and Echelon Wealth Partners Inc. (“Echelon” and together with ATB, the “Lead Underwriters” “we” or “us”) hereby offers to purchase from treasury on a bought deal basis, 41,666,666 units (the “Offered Securities”) in the capital of High Tide Inc. (the “Company” or “you”) at a price of $0.48 per Offered Security (the “Offering Price”) for aggregate gross proceeds of approximately $20,000,000 (the “Offering”). Each Offered Security is comprised of one common share (a “Common Share”) and one-half of one common share purchase warrant of the Company (each whole common share purchase warrant, a “Warrant”). Each Warrant will be exercisable to acquire one common share of the Company (a “Warrant Share”) for a period of three years following the Closing Date (as hereinafter defined) at an exercise price of $0.58 per Warrant Share, subject to adjustment in certain events

This amended and restated offer (the “Offer” or this “Agreement”), which shall supersede the executed agreement between the Company and the Lead Underwriters dated February 1, 2021, and the Offering are subject to the following terms and conditions, together with those set out in the Term Sheet (the “Term Sheet”) attached hereto as Schedule “A” which are incorporated by reference herein:

1.	Offer. This Offer is open for acceptance until 8:45 a.m. (Toronto time) on February 2, 2021 unless otherwise extended or withdrawn by the Lead Underwriters.

2.	Press Release. Upon acceptance of this Offer, you authorize the Lead Underwriters to issue a press release as set forth in Schedule “B” announcing the terms of this Offer and the Offering. If requested by us, the Company agrees to request to have the trading of its common shares on the TSX Venture Exchange (the “Exchange”) halted upon reconfirmation of this Offer.

3.	Underwriting Syndicate. This Offer is made on our behalf and on behalf of the following syndicate of underwriters (together with us, the “Underwriters”):

ATB (1)	42.5%
Echelon (1)	42.5%
Beacon Securities Limited	7.5%
Desjardins Capital Markets	7.5%

(1)	5% work fee payable to be allocated evenly among the Lead Underwriters.

Further, if any member of the syndicate declines its position in the Offer, the Lead Underwriters will have the right to purchase such declined allocation.

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4.	Over-Allotment Option. You grant the Underwriters an option to cover any over-allotments and for market stabilization purposes (the “Over-Allotment Option”). The Over-Allotment Option will allow the Underwriters to purchase additional Offered Securities from the Company (the “Additional Securities”) equal to a further 15% of the number of Offered Securities sold pursuant to the Offering at the Offering Price, exercisable at any time up to 30 days after the Closing Date. The Over-Allotment Option may be exercisable by the Underwriters in respect of:

(i) Offered Securities at the Offering price; or (ii) Common Shares (“Additional Shares”) at a price to be agreed to by the Company and the Lead Underwriters; or (iii) Warrants (“Additional Warrants”) at a price to be agreed to by the Company and the Lead Underwriters; or (iv) any combination of Additional Shares and/or Additional Warrants, so long as the aggregate number of Additional Shares and Additional Warrants which may be issued under the Over-Allotment Option does not exceed 6,249,999 Additional Shares and 3,124,999 Additional Warrants. In this Agreement, all references to the “Offered Securities” include any Additional Securities, Additional Shares and Additional Warrants, all references to the “Offering” include the Over-Allotment Option, and all references to the “Closing Date” include the closing date of the Over-Allotment Option, in each case, as the context may permit or require.

5.	Fees. As compensation, you shall pay to us, a cash commission equal to 6.0% of the gross proceeds of the Offering, inclusive of the Over-Allotment Option (the “Underwriters’ Fee”) and shall issue warrants to us (the “Broker Warrants”), exercisable to acquire, within 36 months of the Closing Date, in the aggregate, Offered Securities equal to 6.0% of the number of Offered Securities sold under the Offering, inclusive of the Over-Allotment Option, at an exercise price equal to Offering Price. Notwithstanding the foregoing, any proceeds raised and received in the Offering from purchasers identified, sourced and secured by the Company and as set out in a president’s list (the “President’s List”), such list of purchasers to be mutually agreed upon by the Company and the Lead Underwriters in writing in advance of the Closing Date and representing up to $3.0 million of the Offering, shall be subject to a reduced Underwriters’ Fee equal to 3.0% of the gross proceeds raised and received from such purchasers on the President’s List and the Underwriters shall receive on the Closing Date a number of Broker Warrants equal to 3.0% of the aggregate number of Offered Securities sold to such purchasers.

6.	Closing. The closing of the Offering will take place electronically at 8:00 a.m. (Toronto time) (the “Closing Time”) at the offices of counsel to the Company in Toronto, Ontario on February 23, 2021 (the “Closing Date”), or such other date as you and the Lead Underwriters agree to in writing, at which time delivery of the Offered Securities will be made, and the commissions and costs and expenses of the Underwriters (including the expenses of counsel to the Underwriters) will be paid, to the Lead Underwriters against delivery to you of the gross proceeds of the Offering. If the Over-Allotment Option is exercised, delivery of the Additional Securities will be made, and additional commissions and costs and expenses of the Underwriters (including the expenses of counsel to the Underwriters) will be paid, to the Lead Underwriters against payment of the gross proceeds from the sale of such Additional Securities.

7.	Marketing Materials. You agree to approve, file and deliver, as applicable, in a timely manner, any “marketing materials” we may propose to use in connection with the Offering, and incorporate by reference such materials into the Final Prospectus (as defined below), all in accordance with National Instrument 41-101 General Prospectus Requirements with all “comparables” and all disclosure relating to such “comparables removed to the fullest extent permitted). For the purpose of this paragraph, “comparables” and “marketing materials” have the meaning ascribed to such terms in National Instrument 44-101 Short Form Prospectus Distributions.

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8.	Prospectus. The Company will prepare and file a preliminary short form prospectus (the “Preliminary Prospectus”) to qualify the distribution of the Offered Securities in each of the provinces and territories of Canada, other than Quebec (the “Qualifying Jurisdictions”) pursuant to National Instrument 44-101 Short Form Prospectus Distributions as soon as is possible and, in any event, not later than 5:00 p.m. (Toronto time) on February 5, 2021 and obtain a receipt in respect of the Preliminary Prospectus from the Alberta Securities Commission as the principal regulator (the “Principal Regulator”) as soon as is possible and, in any event, not later than 5:00 p.m. (Toronto time) on February 5, 2021.

9.	Final Prospectus. As soon as possible after all comments have been resolved with respect to the Preliminary Prospectus, the Company will prepare and file a final short form prospectus (the “Final Prospectus”) and obtain a receipt in respect of the Final Prospectus from the Principal Regulator for all Qualifying Jurisdictions following clearance by the Principal Regulator of the Final Prospectus, and in any event by no later than 5:00 p.m. (Toronto time) on February 12, 2021, or such later date as may be agreed to in writing by the Lead Underwriters. The Company shall also prepare, file and obtain a receipt for any amendment or supplement to the Preliminary Prospectus or Final Prospectus as required by applicable law.

10.	Preparation of Prospectuses. Prior to the filing of the Preliminary Prospectus or the Final Prospectus or any amendment or supplement to the Preliminary or Final Prospectus (each a “Prospectus”), you will allow the Underwriters and their counsel to participate fully in the preparation of, approve the form of, and review all documents incorporated by reference in, any such Prospectus, and any other offering document used in connection with the Offering, and to conduct all due diligence investigations which may be considered advisable or necessary to fulfill our obligations as underwriters under applicable law. You will also participate in one or more oral due diligence sessions. Each Prospectus shall be in form and substance satisfactory to the Underwriters, acting reasonably, and in compliance with applicable law.

11.	Due Diligence. You will make available to the Underwriters, on a timely basis, all books and records including all corporate, financial, property, intellectual property, legal and operational information and documentation of the Company, and will provide access to all facilities, properties, employees, auditors, legal counsel, consultants or other experts, to permit the Underwriters and their legal counsel and other advisers to conduct their due diligence investigations of the business and affairs of the Company and its subsidiaries (or proposed subsidiaries), and will assist the Underwriters in sourcing any other information useful and necessary to conducting such due diligence.

12.	U.S. Sales. The Offered Securities will not be offered or sold in the United States or to, or for the account of, United States persons except to selected accredited investors (as defined in Rule 501(a) of Regulation D under the United States Securities Act of 1933 and/or to qualified institutional investors (as defined in Rule 144A of the United States Securities Act of 1933). The Offered Securities may also be sold to investors resident in jurisdictions outside of Canada and the United States, in each case in accordance with all applicable laws, provided that no prospectus, registration statement or similar document is required to be filed in such jurisdiction.

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13.	Conditions of Offer. This Offer and completion of the Offering is conditional upon, among other things, (i) you and the Underwriters entering into an underwriting agreement (the “Underwriting Agreement”) in a form satisfactory to each party to this Offer, which will incorporate the terms of this Agreement and supersede this Offer in its entirety and shall contain representations, warranties and covenants, conditions (including, without limitation, the delivery of customary legal opinions of Canadian counsel and U.S. counsel and delivery by the auditors of the Company to the Underwriters of customary “comfort letters” prior to the execution of the Underwriting Agreement and on the Closing Date), provisions for payment or reimbursement of expenses, indemnities (substantially on the terms of the indemnity set out in Schedule “D” to this Agreement) and customary termination provisions (including “material change out”, “disaster out”, “regulatory proceeding out” and other termination provisions that, in each case, are standard for an agreement of this type, substantially on the terms set out in Schedule “C” to this Offer, which are also conditions to this Offer and which schedule is incorporated by reference in, and forms part of, this Offer), (ii) satisfactory completion of our due diligence investigations, (iii) Exchange approval of the listing of the Common Shares comprising the Offered Securities, the Common Shares issuable upon the exercise of the Warrants, and the Common Shares issuable pursuant to exercise of the Broker Warrants (the Company will use commercially reasonable efforts to obtain a listing of the Warrants on the Exchange prior to the Closing Date), (iv) the execution and delivery by the Company of such other documents and opinions as we and our counsel may reasonably require, and (v) receipt of all required regulatory approvals.

14.	Accuracy of Information. In carrying out our responsibilities under this Agreement, we will necessarily rely on information prepared or supplied by you and other sources believed by us to be reliable and will apply reasonable standards of diligence to any work which we perform under this Agreement in the nature of an assessment or review of data or other information. However, we will be entitled to rely on, and are under no obligation to verify, the accuracy or completeness of such information and under no circumstances will we be liable to you for any damages arising out of the inaccuracy or incompleteness of any such information, except as required by law. You hereby represent and warrant to us that all information and documentation concerning the Company, the Offering, and the Offered Securities that is provided by you in connection with this Agreement will be accurate, complete and not misleading and will not omit to state any fact or information which would be material to an underwriter performing the services contemplated in this Agreement or to a prospective purchaser of the Offered Securities. You will bear sole responsibility for the accuracy and completeness of all information and documentation used in connection with the Offering, except any portions thereof that are provided by us and publicly disclosed by us or with our prior written consent.

15.	Lock-Up. You agree not to directly or indirectly issue any Common Shares or equity securities or other financial instruments convertible into or having the right to acquire Common Shares (other than pursuant to (a) the Over-Allotment Option or (b) rights or obligations under securities or instruments outstanding) or enter into any agreement or arrangement under which you acquire or transfer to another, in whole or in part, any of the economic consequences of ownership of Common Shares, whether that agreement or arrangement may be settled by the delivery of Common Shares or other securities or cash, or agree to become bound to do so, or disclose to the public any intention to do so, for a period from today until 90 days following the Closing Date without our prior written consent, which consent will not be unreasonably withheld; provided that nothing herein shall prevent or restrict the Company from issuing, or agreeing to issue any of its Common Shares or securities or other financial instruments convertible into or having the right to acquire its Common Shares (i) as consideration in connection with an acquisition of assets or of a business or entity, a consolidation, merger, combination or plan of arrangement, or a transaction or series of transactions entered into in response to an unsolicited bid by a third party to engage in any of the foregoing transactions (it being understood that, for the avoidance of doubt, the Company shall be entitled to rely on this subparagraph (i) in order to issue Common Shares in connection with the Company’s proposed acquisition of Smoke Cartel, Inc.), (ii) under any of the Company’s equity-based compensation plans outstanding on, or as proposed to be adopted as of, the date hereof (which shall include, for the avoidance of doubt, an aggregate of up to 5,000,000 incentive stock options (“Options”), or restricted share units (“RSUs”), or a combination of Options and RSUs, proposed to be issued by the Company following the date hereof and on or before the Closing Date), (iii) pursuant to rights or obligations under securities or instruments outstanding on the date hereof or issued as permitted by (i) or (ii) above, (iv) in settlement of outstanding indebtedness of the Company to arm’s length third parties (which shall include, the issuance of Common Shares in settlement of principal and interest payable on the outstanding debt instruments of the Company), subject to a maximum of $2.0 million for the settlement of principal and interest payable of such outstanding indebtedness at currently prevailing conversion prices, or (v) on exercise of outstanding Warrants. In addition, all “reporting insiders” (as defined in National Instrument 55-104 – Insider Reporting Requirements and Exemptions) of the Company will also agree, prior to closing, not to sell, or agree to sell (or announce any intention to do so), any Common Shares or equity securities of the Company or securities exchangeable or convertible into Common Shares of the Company for a period of 90 days from the Closing Date without our prior written consent, which consent will not be unreasonably withheld.

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16.	Expenses. Whether or not the Offering is completed, you shall be responsible for all reasonable expenses of the Offering, including but not limited to: fees and disbursements of accountants and auditors, technical consultants, translators and other applicable experts; all costs and expenses related to roadshows and marketing activities, printing, filing, distribution, stock exchange approval and other regulatory compliance; other reasonable out-of-pocket expenses of the Underwriters (including but not limited to travel expenses in connection with due diligence and marketing activities, and fees and disbursements of the Underwriters’ legal counsel, up to a maximum of $125,000, in respect of fees of the Underwriters’ legal counsel, excluding fees of any U.S. counsel to the Underwriters and all taxes and disbursements on such fees); and including any such expenses incurred prior to the date first written above and all taxes payable in respect of any of the foregoing. All such fees, disbursements and expenses shall be payable by you immediately upon receiving an invoice therefore from the Underwriters.

17.	Affiliates and Other Services. In performing its responsibilities under this Agreement, we may use the services of our affiliates, provided that (i) we provide the Company of reasonable advanced notice as to the identity of such affiliate(s), and (ii) we will be responsible for ensuring that such affiliates comply with the terms of this Agreement. For the purposes of this Agreement and the Indemnity (as defined below), the terms “ATB”, “Lead Underwriters”, “Underwriters”, “us”, “we”, “our” and like expressions will include such affiliates. ATB is a subsidiary of ATB Financial, a full-service deposit taking institution who may, now or in the future, be a provider of credit facilities or other financial services to the Company or others. You acknowledge that: (i) we act as a trader of, and dealer in, securities both as principal and on behalf of our clients and, as such, we may have had, and may in the future have, long or short positions in the securities of one or more of the parties to the Offering or any of their respective related entities and, from time to time, may have executed or may execute transactions on behalf of such persons, (ii) we conduct research on securities and may, in the ordinary course of business, provide research reports and investment advice to our clients on investment matters, including with respect to any such person and/or Offering, and (iii) we may, in the ordinary course of business, extend loans or provide other financial services to any such person (collectively, the “Services”). You agree not to seek to restrict or challenge our ability to conduct any Service that is not directly related to the Offering or ATB Financial’s ability to act as a lender or financial services provider in the ordinary course of its operations. Although information may be acquired by us in the course of (i) providing the Services to parties other than you, (ii) engaging in any transaction (on our own account or otherwise), or (iii) otherwise carrying out our business, we do not have any obligation to disclose such information, or the fact that we are in possession of such information, to you or to use such information for your benefit. In addition, we may have (x) fiduciary or other relationships whereby such party may exercise voting power over securities of various persons, which securities may from time to time include securities of the Company and (y) commercial relationships (including acting as a vendor or customer) with you. You acknowledge that we may exercise such powers and otherwise perform such functions in connection with such fiduciary, commercial or other relationships without regard to our relationship to you under this Agreement. In addition, subject to the confidentiality agreements entered into between you and us, you acknowledge that neither this engagement nor the receipt by us of confidential information nor any other matter shall restrict or prevent us from undertaking any business activity, acting on our own account, or acting on behalf of, or providing any Services to, other customers and we may undertake any business activity or provide any Services without further notification to you.

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18.	Use of Advice. You acknowledge and agree that all written and oral opinions, advice, analysis and materials provided by us in connection with our engagement under this Offer are intended solely for your benefit (including the benefit of your board of directors and officers) and for your internal use only and for your directors’ and officers’ use only when acting on behalf of the Company in considering the Offering (and not in any other capacity). No such opinion, advice or material will be used for any other purpose whatsoever or reproduced, disseminated, quoted from or referred to in whole or in part at any time, in any manner or for any purpose, without our prior written consent in each specific circumstance. Any advice or opinions given by us under this Offer will be made subject to, and will be based upon, such assumptions, limitations, qualifications and reservations as we deem in the exercise of our professional judgement to be necessary or prudent in the circumstances. We expressly disclaim any liability or responsibility by reason of any unauthorized use, publication, distribution of or reference to any oral or written opinions or advice or materials provided by us or any unauthorized reference to us or this engagement. This Offer and its terms are confidential and may not be publicly disclosed, referred to or provided to any third party by you or any of your officers, directors, employees, consultants or affiliates, without our prior written consent in each specific instance.

19.	Indemnity. You agree to indemnify the Lead Underwriters and every other “Indemnified Person” as provided for in Schedule “D” to this Agreement (the “Indemnity”), which forms part of this Offer and the consideration for which is the entering into of this Offer.

20.	Term and Termination. All terms and condition of the agreement resulting from your acceptance of this Offer should be construed as conditions, and any breach or failure to comply in all material respects with any such terms and conditions shall entitle us to terminate this Offer and our obligation to purchase the Offered Securities by notice in writing to that effect given to you at or prior to the Closing Time. We shall also be entitled to terminate this Offer pursuant to any of the termination provisions set forth in Schedule “C”. In the event of the termination of this Offer or any non-completion or withdrawal of this engagement prior to the execution and delivery of the Underwriting Agreement, the obligations set out in paragraphs 14, 16 through 26 and in Schedule “D” to this Offer shall survive for a period of two (2) years.

21.	Confidentiality. We will keep strictly confidential and will use only for the purpose of performing our obligations hereunder all confidential information, whether written or oral, provided by the Company, its agents and advisors in connection with our work hereunder, except information that: (a) is or becomes generally available to the public (other than as a result of disclosure by us), (b) was in our possession on a non-confidential basis prior to its disclosure by the Company, (c) becomes available to us on a non-confidential basis from a person other than the Company who, to our knowledge, is not prohibited from transferring such information to us,

(d) the Company agrees may be disclosed or (e) we are requested pursuant to, or required by, law, regulation, legal process or regulatory or self-regulatory authority to disclose (in which case they will provide the Company with prompt notice of such request or requirement where legally permissible so that the Company may seek an appropriate protective order or waive compliance with this requirement). Nothing in this Agreement precludes us or our affiliates from using or disclosing any confidential information in connection with any suit, action or proceeding for the purpose of defending itself, reducing its liability or protecting or exercising any of its rights, remedies or interests. The obligations imposed on us by this section will expire two years from the date hereof.

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22.	Representations and Warranties. You represent and warrant to us, acknowledging that we are relying upon such representation and warranty, that:

(a)	the Company is an eligible short-form issuer in each of the Qualifying Jurisdictions; (ii) it is a reporting issuer not in default of securities laws in each of those jurisdictions; (iii) there are no material facts required to be disclosed by the Company pursuant to securities laws which are not in the public record except for the Offering; and (iv) the information available on the Company’s profile at www.sedar.com was accurate and complete on the date of filing such information and such information does not contain a misrepresentation;

(b)	you will comply with all applicable laws, regulations and policies, whether domestic, foreign, national, federal, provincial, state or otherwise, including the rules of the Exchange, applicable to the Offering and the offer and sale of the Offered Securities and will retain, if required by us and subject to our reasonable approval, legal, accounting, tax and other applicable advisors or experts to work with us in effecting the Offering;

(c)	you have the requisite corporate power, authority and capacity to enter into and perform your obligations under this Offer, and that you are party to or otherwise bound by any instrument or agreement which restricts or otherwise conflicts with the performance by you of your obligations under this Offer; and

(d)	as soon as practicable following the acceptance of this Offer by the Company, the Company will apply to the Exchange for the listing of the Common Shares comprising the Offered Securities, the Common Shares issuable upon the exercise of the Warrants, the Common Shares issuable pursuant to exercise of the Broker Warrants, and the Warrants and obtain or use best efforts to obtain all other necessary regulatory and other consents and approvals required in connection with the Offering. Listing will be subject to fullfilling all the listing requirement of the Exchange, including distribution of the Warrants to a minimum number of public security holders.

23.	Notices. Any notice or other communication required or permitted to be given under this Agreement will be in writing and will be delivered to the address of the party on the first page of this Agreement: (i) in the case of the Company, to the attention of Raj Grover, Chief Executive Officer, Email: raj@hightideinc.com; (ii) in the case of ATB, to the attention of Adam Carlson, Managing Director, Email: acarlson@atb.com and (iii) in the case of Echelon, to the attention of Peter Graham, Managing Director, Email: pgraham@echelonpartners.com. The parties may change their respective addresses for notices by notice given in the manner set out above. Any notice or other communication will be in writing, and unless delivered personally to the addressee or to a responsible officer of the addressee, as applicable, will be given by telecopy or email and will be deemed to have been given when (i) in the case of a notice delivered personally to a responsible officer of the addressee, when so delivered; (ii) in the case of a notice delivered or given by telecopy, on the first business day following the day on which it is sent; and (iii) in the case of a notice delivered or given by email, on the first business day following the day on which it is acknowledged as having been received by the intended recipient.

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24.	Several and Not Joint. The covenants, liabilities and obligations on the part of ATB and Echelon shall be deemed to be several and not joint, of such entities, and neither ATB nor Echelon will be liable in any manner whatsoever for any act or ommission of the other.

25.	Miscellaneous Terms

(a)	Each party to this Offer is entering into this Offer as an independent contractor. Nothing in this Offer is intended to: (a) create any partnership, joint venture or fiduciary relationship of any kind whatsoever; or (b) benefit any third parties or create any obligations to any third parties, except for the Indemnity, which is intended to benefit all Indemnified Parties. This Offer, including all schedules to this Offer, constitutes the entire agreement between the parties relating to its subject matter and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties with respect to such subject matter. This Offer may only be amended, supplemented, or otherwise modified by written agreement signed by all of the parties.

(b)	This Offer, including the Indemnity, will enure to the benefit of and be binding upon the respective successors and assigns of the parties to this Offer and of the Indemnified Parties, provided that no party may assign this Offer or any rights or obligations under this Offer, in whole or in part, without the prior written consent of every other party.

(c)	No waiver of any provision of this Offer will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the party to be bound by the waiver. A party’s failure or delay in exercising any right under this Offer will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a party from any other or further exercise of that right or the exercise of any other right it may have.

(d)	If any provision of this Offer is determined to be illegal, invalid or unenforceable by an arbitrator or any court of competent jurisdiction from which no appeal exists or is taken, that provision will be severed from this Offer and the remaining provisions will remain in full force and effect.

(e)	To the extent any fees, expenses or other amounts payable under this Agreement are subject to harmonized sales tax, goods and services tax and/or provincial sales tax, you will pay an additional amount equal to the amount of any applicable tax, which will be payable to us at the same times as such fees, expenses or other amounts are payable.

(f)	Unless indicated otherwise, all references to currency are in Canadian dollars.

(g)	Time shall be of the essence with respect to this Offer.

26.	Governing law. This Agreement is made pursuant to and will be construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein and the parties submit to the non-exclusive jurisdiction of the courts of the Province of Ontario.

27.	Execution in Counterparts. This Agreement may be executed in any number of counterparts, each of which is deemed to be an original, and such counterparts together constitute one and the same instrument. Transmission of an executed signature page by facsimile, email or other electronic means is as effective as a manually executed counterpart of this Agreement.

66 WELLINGTON STREET WEST, SUITE 3530, TORONTO, ON, CANADA M5K 1A1
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Should you wish to accept this Offer, please sign and return one copy of this letter to our attention by no later than 8:45 p.m. (Toronto time) on February 2, 2021.

Yours truly,

ATB CAPITAL MARKETS INC.		ECHELON WEALTH PARTNERS INC.

Per:	(signed) “Adam Carlson”	Per:	(signed) “Peter Graham”
	Adam Carlson		Peter Graham
	Managing Director		Managing Director

Accepted this 2nd day of February, 2021.

HIGH TIDE INC.

Per:	(signed) “Raj Grover”
Raj Grover
Chief Executive Officer

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SCHEDULE “A”

Amended And Restated Term Sheet

APPROXIMATELY $20,000,000 BOUGHT DEAL OFFERING OF UNITS
February 2, 2021

A preliminary short form prospectus containing important information relating to the securities described in this document has not yet been filed with the securities regulatory authorities in each of the provinces and territories of Canada, except Quebec. A copy of the preliminary short form prospectus is required to be delivered to any investor that received this document and expressed an interest in acquiring the securities.

Copies of the preliminary prospectus may be obtained from ATB Capital Markets Inc. or Echelon Wealth Partners Inc. There will not be any sale or any acceptance of an offer to buy the securities until a receipt for the final prospectus has been issued.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the preliminary short form prospectus, final short form prospectus and any amendment, for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

Issuer:	High Tide Inc. (the “Company”)

Size of Issue:	Approximately $20,000,000 (the “Offering”) with an additional 15% over-allotment option.

Issued Securities:	Treasury offering of 41,666,666 units of the Company (each a “Unit”).

Each Unit consisting of one common share of the Company (a “Common Share”) and one-half of one common share purchase warrant (each whole common share purchase warrant, a “Warrant”).

Issue Price:	$0.48 per Unit (the “Issue Price”).

Warrants:	Each Warrant shall entitle the holder to purchase one Common Share at $0.58 per Common Share at any time on or before the date which is 36 months after the Closing Date.

Over-Allotment Option:	The Underwriters will have an option, exercisable in whole or in part at any time up to 30 days following the Closing Date (as defined below), to purchase up to an additional 15% of the Units at the Issue Price (which may be comprised of the acquisition of additional Units, Common Shares and/or Warrants), to cover over-allotments (if any) and for market stabilization purposes.

Form of Underwriting:	“Bought Deal” offering by way of a short form prospectus, subject to a mutually acceptable underwriting agreement containing the industry standard “Disaster Out”, “Regulatory Out”, “Material Adverse Change Out” and “Breach of Agreement Out” clauses running until the Closing Date.

Jurisdictions:	All provinces and territories of Canada, except Quebec, and in the United States by way of private placement to select accredited investors and/or to qualified institutional investors and outside of Canada and the United States on a private placement or equivalent basis.

Use of Proceeds:	The net proceeds of the Offering will be used for opening new retail cannabis store locations, completing strategic acquisitions, general corporate and working capital purposes, and for such other purposes as to be described in the preliminary short form prospectus.

Listing:	Prior to the Closing Date, the Company will obtain all necessary regulatory and exchange approvals to list the Common Shares on the TSX Venture Exchange (“TSXV”) and make an application to list the Warrants, on a best efforts basis, on the TSXV. Listing will be subject to fulfilling all the listing requirements of the TSXV, including distribution of the Warrants to a minimum number of public security holders.

Eligibility:	Eligible for RRSPs, RESPs, RRIFs, RDSPs, TFSAs and DPSPs.

Bookrunners:	ATB Capital Markets Inc. (“ATB”) and Echelon Wealth Partners Inc. (“EWP”, and together with ATB, the “Bookrunners”).

Underwriters’ Fees:	Cash commission equal to 6.0% of the gross proceeds of the Offering (including the Over- Allotment Option) plus non-transferable broker warrants (the “Broker Warrants”) to purchase up to 6.0% of the number of Units sold in the Offering (including the Over-Allotment Option). Each Broker Warrant shall entitle the holder to purchase one Unit at the Issue Price at any time on or before the date on which is 36 months after the Closing Date. Notwithstanding the foregoing, any proceeds raised and received in the Offering from purchasers set out in a president’s list (the “President’s List”) representing up to $3.0 million of the Offering, shall be subject to a reduced cash commission equal to 3.0% and a number of Broker Warrants equal to 3.0% of the aggregate number of Units sold to such purchasers.

Closing Date:	On or about February 23, 2021 or such other date as the Company and the Bookrunners mutually agree in writing (the “Closing Date”).

SCHEDULE “B”

FORM OF PRESS RELEASE

FOR IMMEDIATE RELEASE

NOT FOR DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

HIGH TIDE ANNOUNCES UPSIZED BOUGHT DEAL EQUITY FINANCING TO $20 MILLION

Calgary, AB, February 2, 2021 / CNW / − High Tide Inc. (“High Tide” or the “Company”) (TSXV: HITI) (OTCQB: HITIF) (FRA:2LY), a retail-focused cannabis corporation enhanced by the manufacturing and distribution of consumption accessories, is pleased to announce that it has entered into an amended letter agreement with ATB Capital Markets Inc. (“ATB”) and Echelon Wealth Partners Inc. (“Echelon”), on behalf of a syndicate of underwriters (together, the “Underwriters”), to increase the size of the previously announced “bought deal” short-form prospectus offering of units of the Company (the “Units”), to 41,666,666 Units at a price of $0.48 per Unit (the “Issue Price”) for aggregate gross proceeds of approximately $20,000,000 (the “Offering”).

Each Unit will be comprised of one common share of the Company (a “Common Share”) and one half of one Common Share purchase warrant (each whole warrant, a “Warrant”). Each Warrant shall entitle the holder thereof to purchase one Common Share at an exercise price of $0.58, for a period of 36 months following the closing of the Offering.

The Company has agreed to grant the Underwriters an over-allotment option to purchase up to an additional 15% of the Units at the Issue Price, exercisable in whole or in part, at any time on or prior to the date that is 30 days following the closing of the Offering. If this option is exercised in full, approximately $3,000,000 in additional proceeds will be raised pursuant to the Offering and the aggregate proceeds of the Offering will be approximately $23,000,000.

The Company intends to use the net proceeds of the Offering for opening new retail cannabis store locations, completing strategic acquisitions, general corporate and working capital purposes, and for such other purposes as to be described in the Prospectus (as defined below).

The closing date of the Offering is scheduled to be on or about February 23, 2021, and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals, including the approval of the applicable securities regulatory authorities and the TSX Venture Exchange (“TSXV”).

The Units will be offered by way of a short form prospectus (the “Prospectus”) to be filed in those provinces and territories of Canada as the Underwriters may designate (except Quebec) pursuant to National Instrument 44-101 – Short Form Prospectus Distributions and may be offered in the United States on a private placement basis pursuant to an appropriate exemption from the registration requirements under applicable U.S. law.

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This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful. The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the United States Securities Act of 1933, as amended, and applicable state securities laws.

ABOUT HIGH TIDE

High Tide is a retail-focused cannabis company enhanced by the manufacturing and distribution of consumption accessories. The Company is the largest Canadian retailer of recreational cannabis as measured by revenue, with 69 current locations spanning Ontario, Alberta, Manitoba and Saskatchewan. High Tide’s retail segment features the Canna Cabana, KushBar, Meta Cannabis Co., Meta Cannabis Supply Co. and NewLeaf Cannabis banners, with additional locations under development across the country. High Tide has been serving consumers for over a decade through its numerous consumption accessory businesses including e-commerce platforms Grasscity.com and CBDcity.com, and its wholesale distribution division under Valiant Distribution, including the licensed entertainment product manufacturer Famous Brandz. High Tide’s strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value. Key industry investors in High Tide include Aphria Inc. (TSX:APHA) (NYSE:APHA) and Aurora Cannabis Inc. (NYSE:ACB) (TSX:ACB).

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains “forward-looking statements”, within the meaning of applicable securities laws. Certain information set forth in this news release may contain forward-looking statements that involve substantial known and unknown risks and uncertainties, certain of which are beyond the control of High Tide. Forward-looking statements are frequently characterized by words such as “plan”, “continue”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “may”, “will”, “potential”, “proposed” and other similar words, or statements that certain events or conditions “may” or “will” occur. In particular, forward looking statements in this news release include, but are not limited to, statements with respect to (i) the anticipated timing of the closing of the Offering and the pricing thereof, (ii) the anticipated use of proceeds, and (iii) the receipt of regulatory approvals, including the approval of the TSXV. These statements are only predictions, and various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Readers are cautioned that the assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements.

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Forward-looking statements are subject to known and unknown risks, uncertainties, and other factors that may cause actual results, forecasts or projections to differ materially from those anticipated in, or implied by, such forward-looking statements, including, but not limited to: (i) High Tide’s inability to complete the Offering on the terms and within the timelines anticipated, (ii) High Tide’s inability to obtain the required regulatory approvals to complete the Offering on the proposed terms and timeline, (iii) unanticipated developments in the general economic, financial market, legislative, regulatory, competitive and political conditions in which High Tide operates, (iv) increased competition and market volatility, (v) the occurrence of natural and unnatural catastrophic events and claims resulting from such events, and (vi) risks related to or arising from the COVID-19 pandemic, including a deterioration of general economic and market conditions. In addition, new factors emerge from time to time, and it is not possible for management of High Tide to predict all of those factors or to assess in advance the impact of each such factor on High Tide’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. The forward-looking statements in this news release are based on information currently available and what management of High Tide believes are reasonable assumptions. The purpose of such forward-looking statements is solely to provide readers with a description of the expectations of the management of High Tide as of the date hereof, and such forward-looking statements may not be appropriate for any other purpose.

Readers are cautioned not to place undue reliance on forward-looking information contained in this news release. Except as may be required by applicable securities laws, High Tide does not undertake any obligation to publicly update or revise any forward-looking information to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results, or otherwise.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States of America. The securities have not been and will not be registered under the United States Securities Act of 1933 (the “1933 Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons (as defined in the 1933 Act) unless registered under the 1933 Act and applicable state securities laws, or an exemption from such registration is available.

CONTACT INFORMATION

High Tide Inc.

Vahan Ajamian

Vice President, Capital Markets

ir@hightideinc.com

Tel. 1 (403) 770-9435; extension 116

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SCHEDULE “C”

TERMINATION PROVISIONS

The Underwriters may terminate their obligations under the engagement letter to which this Schedule “C” is attached by written notice to the Company on or before the Closing Time in the following circumstances:

1.	Material Change. There shall occur or come into effect any material change in the business, affairs or financial condition or financial prospects of the Company or its subsidiaries taken as a whole or any change in any material fact, or there should be discovered any previously undisclosed material fact which, in each case, in the reasonable opinion of the Underwriters, has or could reasonably be expected to have a significant effect on the market price or value or marketability of the Offered Securities.

2.	Disaster Out. There should develop, occur or come into effect or existence any event, action, state, condition or occurrence of any nature (including without limitation, terrorism, accident or major financial, political or economic occurrence of national or international consequence or a new or change in any law or regulation or a material escalation in the severity of the COVID-19 pandemic within Canada or the U.S., as compared to the severity of the COVID-19 pandemic within Canada or the U.S. as at the date hereof) which, in the reasonable opinion of the Underwriters, materially adversely affects or involves, or may materially adversely affect or involve, the financial markets in Canada or the U.S. or the business, operations or affairs of the Company or the marketability of the Offered Securities.

3.	Regulatory Proceedings. Any inquiry, action, suit, investigation or other proceeding (whether formal or informal) is commenced, announced or threatened or any order is made or issued under or pursuant to any federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality (including without limitation the Exchange or any securities regulatory authority) or there is a change in any law, rule or regulation, or the interpretation or administration thereof, which, in the reasonable opinion of the Underwriters, operates to prevent, restrict or otherwise materially adversely effect the distribution or trading of the Offered Securities or any other securities of the Company, to cease or suspend trading in the Offered Securities, or to otherwise prohibit or restrict in any manner the distribution or trading of the Offered Securities.

4.	Breach. The Company is in breach of any term, condition or covenant of this Offer or any representation or warranty given by the Company becomes or is false.

5.	Final Receipt. A receipt for the Final Prospectus has not been issued by the Principal Regulator by 5:00 p.m. (Toronto time), on Tuesday, February 16, 2021, unless the Principal Regulator provides assurance that the Offering may proceed even if the receipt is provided at a later date, provided further that, if a receipt for the Final Prospectus has not been issued by the Principal Regulator by 5:00pm (Toronto time), on Thursday, February 18, 2021, then the Underwriters may terminate their obligations.

6.	Mutual Termination: The Company and each of the Underwriters agree in writing to terminate this Offer.

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SCHEDULE “D”

INDEMNITY

In consideration for ATB Capital Markets Inc. (“ATB”) and Echelon Wealth Partners Inc. (“Echelon”) accepting the engagement (the “Engagement”) pursuant to the engagement letter dated February 2, 2021 (the “Offer”) to which this Schedule “D” is attached, High Tide Inc., its subsidiaries and affiliates (collectively, the “Indemnitor”) agree to indemnify and hold harmless ATB and Echelon, each of their respective subsidiaries and affiliates (in the case of ATB, including, but not limited to, ATB Financial) and each of their respective directors, officers, employees, partners, agents, shareholders, each other person, if any, controlling ATB or Echelon, or any of their respective subsidiaries and affiliates (collectively, the “Indemnified Parties” and individually, an “Indemnified Party”), from and against any and all losses, expenses, claims (including shareholder actions, derivative or otherwise), actions, damages and liabilities, joint or several, including without limitation the aggregate amount paid in reasonable settlement of any actions, suits, proceedings, investigations or claims and the reasonable fees and expenses of their counsel (collectively, the “Losses”) that may be suffered by, imposed upon or asserted against an Indemnified Party as a result of, in respect of, connected with or arising out of any action, suit, proceeding, investigation or claim that may be made or threatened by any person or in enforcing this indemnity (collectively the “Claims”) insofar as the Claims relate to, are caused by, result from, arise out of or are based upon, directly or indirectly, the Engagement, whether performed before or after the Indemnitor execution of the Offer. The Indemnitor agree to waive any right the Indemnitor may have of first requiring an Indemnified Party to proceed against or enforce any other right, power, remedy or security or claim payment from any other person before claiming under this indemnity. The Indemnitor also agree that no Indemnified Party shall have any liability (whether direct or indirect, in contract or tort or otherwise) to the Indemnitor or any person asserting Claims on behalf of or in right of the Indemnitor for or in connection with the Engagement (whether performed before or after the Indemnitor execution of the Offer). The Indemnitor will not, without the prior written consent of ATB and Echelon settle, compromise, consent to the entry of any judgment in or otherwise seek to terminate any Claim in respect of which indemnification may be sought under this indemnity (whether or not any Indemnified Party is a party to such Claim) unless the Indemnitor has acknowledged in writing that the Indemnified Parties are entitled to be indemnified in respect of such Claim and such settlement, compromise, consent or termination includes an unconditional release of each Indemnified Party from any liabilities arising out of such Claim without any admission of negligence, misconduct, liability or responsibility by or on behalf of any Indemnified Party.

Promptly after receiving notice of a Claim against ATB, Echelon or any other Indemnified Party or receipt of notice of the commencement of any investigation which is based, directly or indirectly, upon any matter in respect of which indemnification may be sought from the Indemnitor, ATB, Echelon or any such other Indemnified Party will notify the Indemnitor in writing of the particulars thereof, provided that the omission to so notify the Indemnitor shall not relieve the Indemnitor of any liability which the Indemnitor may have to any Indemnified Party, except and only to the extent that any such delay in or failure to give notice as required prejudices the defense of such Claim or results in any material increase in the liability which the Indemnitor has under this indemnity.

The Indemnitor shall have 14 days after receipt of the notice to undertake, conduct and control, through counsel of their own choosing and at their own expense, the settlement or defense of the Claim. If an Indemnitor undertakes, conducts or controls the settlement or defense of the Claim, the relevant Indemnified Parties shall have the right to participate in the settlement or defense of the Claim.

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The Indemnitor also agrees to reimburse each Indemnified Party and for the time spent them and their personnel in connection with any Claim at their normal per diem rates. An Indemnified Party may retain counsel to separately represent it in the defense of a Claim, which shall be at the Indemnitor expense if (i) the Indemnitor does not promptly assume the defense of the Claim no later than 14 days after receiving actual notice of the Claim (as set forth above), (ii) the Indemnitor agree to separate representation, or (iii) the Indemnified Party is advised by counsel that there is an actual or potential conflict in the Indemnitor and the Indemnified Party’s respective interests or additional defenses are available to the Indemnified Party which makes representation by the same counsel inappropriate.

The foregoing indemnity shall not apply to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable has determined that such Losses to which the Indemnified Party may be subject were caused by or resulted solely from the fraud, gross negligence, intentional fault or willful misconduct of the Indemnified Party.

If for any reason the foregoing indemnity is unavailable (other than in accordance with the terms hereof) to ATB, Echelon or any other Indemnified Party or insufficient to hold ATB, Echelon or any other Indemnified Party harmless in respect of a Claim, the Indemnitor shall contribute to the amount paid or payable by ATB, Echelon or the other Indemnified Party as a result of such Claim in such proportion as is appropriate to reflect not only the relative benefits received by the Indemnitor on the one hand and ATB, Echelon or any other Indemnified Party on the other hand but also the relative fault of the Indemnitor, ATB, Echelon or any other Indemnified Party as well as any relevant equitable considerations; provided that the Indemnitor shall in any event contribute to the amount paid or payable by ATB, Echelon or any other Indemnified Party as a result of such Claim any excess of such amount over the amount of the fees received by ATB or Echelon under the Offer.

The Indemnitor hereby constitute ATB and Echelon as trustee for each of the other Indemnified Parties of the Indemnitor covenants under this indemnity with respect to those persons and ATB and Echelon agree to accept that trust and to hold and enforce those covenants on behalf of those persons.

The obligations of the Indemnitor hereunder are in addition to any liabilities which the Indemnitor may otherwise have to ATB, Echelon or any other Indemnified Party.

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